Filed by Tyco International Ltd.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Pentair, Inc.

Registration Number: 333-181250

On July 25, 2012, Tyco International Ltd. began to make the following New Pentair Story slide deck available to its employees.

PENTAIR AND TYCO FLOW CONTROL MERGER THE NEW PENTAIR STORY July 2012 FOR INTERNAL USE ONLY - DO NOT DISTRIBUTE EXTERNALLY CORPORATE

2 THE NEW PENTAIR STORY AN EXCITING MOMENT FOR US “We are creating an even stronger company with the scale to capitalize on further growth opportunities and the ability to better serve our global customers...” – Randy Hogan, Chairman and CEO PENTAIR

THE NEW PENTAIR STORY 3 A HERITAGE OF SUCCESS

OUR VISION 4 To be a diversified industrial growth company...a global enterprise and responsible citizen known for operational excellence, innovation, top talent and growth through serving customers well... PENTAIR THE NEW PENTAIR STORY

THE NEW PENTAIR STORY 5 CLEAR VISION, CONSISTENT STRATEGY We deliver on our priorities by... Investing in innovative technology and application expertise Innovating around scarcity, energy efficiency and sustainability Continuing to build scale in fast growth regions Taking Pentair’s Integrated Management System (PIMS) to the next level STRATEGIC PRIORITIES: Operating Excellence Global Growth Innovation

BOTH COMPANIES HAVE SIMILAR VALUES 6 Win Right. EXCELLENCE Higher performance; rewards for results Clear goals; engaged leadership ACCOUNTABILITY Accountability TEAMWORK Respect for the individual and the environment Candor; pragmatic, open style Speed INTEGRITY Absolute integrity THE NEW PENTAIR STORY

BETTER TOGETHER THE NEW PENTAIR STORY 7 MORE GLOBAL, MORE DIVERSE, MORE OPPORTUNITIES POSITIONED TO LEAD IN FAST GROWTH MARKETS SOLUTIONS FOCUSED A Global Leader In Water Flow and Filtration Applications A Global Leader In Equipment Protection Solutions An Emerging Presence In Industrial Fluid Procession Solutions A Disciplined and Efficient Organization Financially Strong Building a Global Presence Strong Regional Leader In Water and Environmental Solutions A Global Leader In Industrial Heat Management Solutions A Global Leader In Industrial Valves and Controls A Disciplined and Efficient Organization Financially Strong Broad Global Reach

MORE GLOBAL, MORE DIVERSE, MORE OPPORTUNITIES 8 PENTAIR THE NEW PENTAIR STORY 90+ SERVICE CENTERS 30,000 EMPLOYEES 100+ MANUFACTURING FACILITIES

POSITIONED TO LEAD IN FAST GROWTH MARKETS THE NEW PENTAIR STORY 9 4+ billion reaching middle class globally Increased needs and wants of developing countries Desire for a higher quality of life... HAS CREATED NEW OPPORTUNITIES Together, we will be better able to serve a diverse set of customers Driving infrastructure, energy and water demands A GROWING POPULATION WITH INCREASING WEALTH...

DELIVERED BY EIGHT GBU’S THE NEW PENTAIR STORY 10 Valves & Controls Flow Technologies Process Technologies Aquatic Systems Water & Environmental Systems Water Purification Technical Products Thermal Controls

IMMEDIATE OPPORTUNITIES TO WIN THE NEW PENTAIR STORY 11 CROSS-SELLING AND DISTRIBUTION OPPORTUNITIES ACROSS THE NEW PENTAIR Within Pentair and through our combined channels: Protective Enclosures, Thermal, Valves and Controls, Process Technologies, Water Purification, Flow Technologies, Water and Environmental Systems and Aquatic Systems EXPANDED SERVICE CAPABILITIES TO MORE FREQUENTLY ENGAGE WITH CUSTOMERS Tyco Flow Control’s 90+ service centers and 1,100+ service technicians provide the foundation for future growth and expanded service capabilities GREATER PRESENCE IN FAST GROWTH REGIONS Stronger global footprint and product offerings to better serve emerging markets TECHNOLOGY INNOVATION AND CUSTOMER REACH SYNERGIES Pentair’s filtration and flow technology with Tyco Flow Control’s global and customer reach Tyco Flow Control’s valves, controls and thermal technology with Pentair’s channel and customer reach

STRONGER IN THE FUTURE THE NEW PENTAIR STORY 12 Enhanced financial strength Strong balance sheet for growth Diverse businesses for less cyclical performance A dynamic new organization to foster innovation and collaboration Sophisticated systems Stronger, more global R&D model Increased opportunities for employees to learn and grow Tremendous global opportunities Commitment to your development

WHERE WE ARE IN THE JOURNEY PENTAIR AND TYCO FLOW CONTROL MERGER ANNOUNCED An estimated $8 billion global company with the resources, capabilities and financial strength to be leader in the market THE NEW PENTAIR STORY 13 Be Excited about the Future; Focus Your Current Commitments FOCUSED INTEGRATION PLANNING IS ALREADY UNDERWAY Already implemented a world-class integration process with a dedicated team focused on three key objectives: Ensuring business continuity for Day One Position the new Pentair for growth and operating efficiency Implement PIMS and continue to improve processes MERGER ANTICIPATED TO CLOSE BY END OF SEPTEMBER 2012 Pending key approvals, New Pentair will be open for business by this fall!

WIN RIGHT! 14 This exciting combination creates opportunities for all of us... ...we will begin to prepare while balancing our current commitments to our customers PENTAIR THE NEW PENTAIR STORY

Caution Concerning Forward-Looking Statements This communication may contain certain statements about Pentair, Inc. (“Pentair”), Tyco Flow Control International Ltd. (“Tyco Flow”) and Tyco International Ltd. (“Tyco”) that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this press release may include statements about the expected effects on Pentair, Tyco Flow and Tyco of the proposed merger of Pentair and Tyco Flow (the “Merger”), the anticipated timing and benefits of the Merger, Pentair’s and Tyco Flow’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of Pentair, Tyco Flow and Tyco (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Merger and other risks related to the completion of the Merger and actions related thereto; Pentair’s and Tyco’s ability to complete the Merger on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Merger and related transactions; risks relating to any unforeseen liabilities of Pentair or Tyco Flow; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects; business and management strategies and the expansion and growth of Pentair's or Tyco Flow’s operations; Pentair’s and Tyco Flow’s ability to integrate successfully after the Merger and achieve anticipated synergies; the effects of government regulation on Pentair’s or Tyco Flow’s businesses; the risk that disruptions from the transaction will harm Pentair’s or Tyco Flow’s business; Pentair’s, Tyco Flow’s and Tyco’s plans, objectives, expectations and intentions generally; and other factors detailed in Pentair’s and Tyco’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including their Annual Reports on Form 10-K under the caption “Risk Factors”. Forward-looking statements included herein are made as of the date hereof, and none of Pentair, Tyco Flow or Tyco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances. Additional Information The Merger will be submitted to a vote of Pentair shareholders and the proposed distribution of Tyco Flow to Tyco shareholders (the “Distribution”) will be submitted to a vote of Tyco shareholders. On May 8, 2012, Tyco Flow filed with the SEC a registration statement on Form S-4 containing a preliminary proxy statement/prospectus regarding the Merger. On May 8, 2012, Tyco Flow filed with the SEC a registration statement on Form S-1 containing a preliminary prospectus and Tyco filed with the SEC a preliminary proxy statement regarding the Distribution. The preliminary proxy statement/prospectus regarding the Merger, the preliminary prospectus regarding the Distribution and the Tyco preliminary proxy statement are available free of charge on the SEC’s website at www.sec.gov. Pentair plans to file with the SEC and mail to its shareholders a definitive proxy statement regarding the Merger and Tyco plans to file with the SEC and mail to its shareholders a definitive proxy statement regarding the Distribution. Shareholders are urged to read the Form S-4 containing the preliminary proxy statement/prospectus, the Form S-1 containing the preliminary prospectus and the Tyco preliminary proxy statement, which are available now, and the Form S-4 containing the definitive proxy statement/prospectus regarding the Merger, the Form S-1 containing the definitive prospectus regarding the Distribution and the Tyco definitive proxy statement and any other relevant documents when they become available, because they will contain important information about Pentair, Tyco and Tyco Flow and the proposed transactions. The definitive proxy statement/prospectus relating to the Merger, the definitive prospectus relating to the Distribution, the Tyco definitive proxy statement and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Pentair upon written request to Investor Relations Department, Pentair, Inc., 5500 Wayzata Blvd., Suite 800, Minneapolis, MN, 55416, or by calling (763) 545-1730 or from Tyco or Tyco Flow upon written request to Investor Relations Department, Tyco International Ltd., 9 Roszel Road, Princeton, NJ, 08540, or by calling (609) 720-4200. Participants in the Solicitation Pentair and Tyco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pentair may be found in its Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on February 21, 2012, the definitive proxy statement relating to its 2012 annual meeting of shareholders filed with the SEC on March 9, 2012 and Tyco Flow’s registration statement on Form S-4 containing the preliminary proxy statement/prospectus relating to the Merger, which was filed with the SEC on May 8, 2012. Information about the directors and executive officers of Tyco may be found in its Annual Report on Form 10-K for the year ended September 30, 2011 filed with the SEC on November 16, 2011, the definitive proxy statement relating to its 2012 annual general meeting of shareholders filed with the SEC on January 13, 2012 and Tyco’s preliminary proxy statement, which was filed with the SEC on May 8, 2012. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the definitive proxy statements when it becomes available. FORWARD-LOOKING STATEMENTS